UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2026

Marcus Johnson
Chief Executive Officer
AI Technology Group Inc.
50 W Liberty St.
Suite 880
Reno, NV 89501

Re: AI Technology Group Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed on October 3, 2025
File No. 000-50739

Dear Marcus Johnson:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G Filed on October 3, 2025

General

1. We note your response to our prior comment 3 and reissue in full. We note you have not provided all of the information required by Form 10. Please revise your registration statement to comply with the requirements of Form 10, including, but not limited to, the below items.
    - Please revise your registration statement throughout to clearly describe the business of AVM.
    - Please revise to clearly describe the material terms of the merger agreement.
    - Please revise your disclosure to describe your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.
    - Form 10 requires that various exhibits, including material agreements, must be filed

as exhibits, including, but not limited to, all amendments to your articles of incorporation and by-laws.

Item 1. Description of Business, page 3

2. We note from your Form 8-K filed on January 14, 2026, that AVM has recommenced its FDA Phase 2 clinical trial of AVM0703. Please revise your discussion of AVM0703 to describe the status of your approval efforts to date. To the extent you have yet to conduct certain trials or studies required as a prerequisite to preparing AVM0703 for FDA approvals, please revise your disclosure to clarify. Describe all material steps you will need to complete before the company can obtain FDA approval.
3. Please revise to disclose whether you have filed INDs with the FDA for AVM0703, and if so, disclose the date the IND was filed and whether it is still active.
4. Please clarify the steps that remain prior to the commercialization of AVM0703 and, if additional funding is required prior to commercialization, please clarify the amount and sources of funds.

AVM - AI Technology Group definitive agreement: Key Points, page 3

5. We have reviewed your response and noted the revisions to the disclosures related to our prior Comment 4. However, your argument does not sufficiently support the conclusion that historical financial statements of AVM and pro forma financial statements are unnecessary. We acknowledge that the closing of the proposed transaction and the level of assurance regarding its completion are not the sole determinants of probability. Nevertheless, the following factors appear inconsistent with your conclusion that the transaction was not probable:
   - the level of prominence given to the transaction within the registration statement;
   - investment commitments to date (e.g., Tranche 1 and Tranche 2);
   - the issuance of 27,958,695 shares of restricted stock to BioMed 360 on October 7, 2025; and
   - closing of this proposed transaction is subject to conditions customary for transactions of this type.

   Please revise your filing to include the historical financial statements for AVM and pro forma financial statements illustrating the effects of this transaction. Refer to Rule 3-05, Rule 8-04, Rule 8-05, and Article 11 of Regulation S-X for guidance.
6. We note your response to the second bullet point in prior comment 4, indicating that the acquisition of AVM will be accounted for as a business combination under ASC 805 using the acquisition method. Under this approach, you will recognize the identified assets acquired and liabilities assumed at fair value, with any resulting goodwill or bargain purchase gain recorded in accordance with ASC 805-30. We also note your disclosure in Form 10-Q that, on October 7, 2025, you issued 27,958,695 restricted common shares to the shareholders of Biomed360—the sole shareholder of AVM—as part of the definitive agreement entered into on August 1, 2025 with Biomed360 and AVM regarding the Company's acquisition of AVM. It appears that the issuance of these shares to Biomed360's shareholders resulted in a change in control of the Company. In this regard, please explain your consideration of ASC 805-40 and clarify

why the acquisition of AVM would not be classified as a reverse recapitalization.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ronald S. McIntyre